Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated March 26, 2019 (To Prospectus Supplement dated November 6, 2018 and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$2,363,000 Step-Up Callable Notes due September 29, 2022

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $2,363,000 aggregate principal amount of our Step-Up Callable Notes due September 29, 2022 (CUSIP 13605WQB0 / ISIN US13605WQB09) (the “Notes”).

At maturity, if the Notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest. Interest will be paid on March 29 and September 29 of each year, commencing on September 29, 2019, with the final interest payment date occurring on the maturity date. The Notes will accrue interest at the following rates per annum during the indicated periods of their term:

•                  From and including March 29, 2019 to but excluding September 29, 2021: 3.00%

•                  From and including September 29, 2021 to but excluding March 29, 2022: 3.50%

•                  From and including March 29, 2022 to but excluding September 29, 2022: 4.00%

We have the right to redeem the Notes, in whole but not in part, on March 30, 2020, March 29, 2021 and March 29, 2022. The redemption price will be 100% of the principal amount plus accrued and unpaid interest to, but excluding, the applicable Optional Redemption Date.

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes will not be listed on any securities exchange or automated quotation system.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may, at our option, with the prior approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on not less than 30 days’ and not more than 60 days’ prior notice to the holders of the Notes, redeem all but not less than all of the Notes prior to their stated maturity date on, or within 90 days after, the occurrence of a TLAC Disqualification Event (as defined in the accompanying Prospectus Supplement), at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Notes We May Offer — TLAC Disqualification Event Redemption” in the accompanying Prospectus Supplement.

The Notes are bail-inable notes (as defined in the accompanying Prospectus Supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of Notes We May Offer — Special Provisions Related to Bail-inable Notes” and “Risk Factors — General Risks Relating to the Notes” in the accompanying Prospectus Supplement.

Investing in the Notes involves risks. See the “Additional Risk Factors” beginning on page PRS-5 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and page 1 of the Prospectus.

	Price to Public	Underwriting Discount(1)	Proceeds to CIBC
Per Note	100.00%	0.43%	99.57%
Total	$2,363,000.00	$10,160.90	$2,352,839.10

(1)          The total “Underwriting Discount” and “Proceeds to CIBC” specified above reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date. Jefferies LLC will receive a commission of 0.43%, or $4.30 per $1,000 Principal Amount of Notes and may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” in this pricing supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on March 29, 2019 against payment in immediately available funds.

Jefferies LLC

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the Prospectus dated March 28, 2017 (the “Prospectus”) and the Prospectus Supplement dated November 6, 2018 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes, of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, and in the documents referred to in this pricing supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and Jefferies LLC (“Jefferies”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and Jefferies is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of Jefferies, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Prospectus Supplement dated November 6, 2018 and Prospectus dated March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

PRS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the Prospectus Supplement dated November 6, 2018 and the Prospectus dated March 28, 2017, each filed with the SEC. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Step-Up Callable Notes due September 29, 2022

CUSIP/ISIN:	CUSIP: 13605WQB0 / ISIN: US13605WQB09

Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:	$2,363,000

Currency:	U.S. Dollars

Trade Date:	March 26, 2019

Original Issue Date:	March 29, 2019

Maturity Date:	September 29, 2022, subject to early redemption and postponement as described in “—Business Day” below.

Interest Accrual Date:	March 29, 2019

Interest Rate:	The Notes will accrue interest during the following periods at the following rates per annum:
	Dates	Annual Rates
	from and including March 29, 2019 to but excluding September 29, 2021	3.00%
	from and including September 29, 2021 to but excluding March 29, 2022	3.50%
	from and including March 29, 2022 to but excluding September 29, 2022	4.00%

Interest Period:	Semi-annual

Interest Payment Dates:	March 29 and September 29 of each year, beginning on September 29, 2019, subject to postponement as described in “—Business Day” below.

Day Count Fraction:	30/360

Record Date:	The fifteenth calendar day, whether or not a Business Day, immediately preceding the related interest payment date.

PRS-2

Optional Early Redemption:

We have the right to redeem the Notes, in whole but not in part, on any Optional Redemption Date. The redemption price will be 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the date of such redemption. If we elect to redeem the Notes, we will give you notice at least 5 Business Days and no more than 30 Business Days before the date of such redemption.

Optional Redemption Dates:	March 30, 2020, March 29, 2021 and March 29, 2022, subject to postponement as described in “—Business Day” below.

TLAC Disqualification Event Redemption:	The Notes may be redeemed after the occurrence of a TLAC Disqualification Event, subject to the prior approval of the Superintendent.

Canadian Bail-in Powers Acknowledgment:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Ranking:	Senior, unsecured

Business Day:

New York and Toronto. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

Listing:	None

Use of Proceeds:	General corporate purposes.

Clearance and Settlement:

We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-12 of the accompanying Prospectus Supplement, as modified by this pricing supplement.

Withholding:

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

PRS-3

ALL PAYMENTS ON THE NOTES, INCLUDING INTEREST PAYMENTS AND REPAYMENT OF PRINCIPAL, ARE SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

PRS-4

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Prospectus and Prospectus Supplement.

We May Redeem The Notes, In Which Case You Will Receive No Further Interest Payments.

We retain the option to redeem the Notes, in whole but not in part, on any Optional Redemption Date by giving at least 5 Business Days and no more than 30 Business Days’ prior notice. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The Price At Which The Notes May Be Sold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) changes in interest rates generally, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the redemption feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the redemption feature of the Notes and thus may not reflect the rate at which a note without a redemption feature and increasing interest rate might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies as a result of dealer discounts, mark-ups or other transaction costs.

Your Investment Is Subject To The Credit Risk Of The Bank.

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the interest payments and the return of the principal amount at maturity, depend on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the Prospectus Supplement.

PRS-5

Step-Up Notes Present Different Investment Considerations Than Fixed-Rate Notes.

The rate of interest paid by us on the Notes will increase upward from the initial stated rate of interest on the Notes. The Notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the redemption risk described above. If we do not call the Notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled interest rate set forth on the cover of this pricing supplement because the Notes are likely to be called prior to maturity if interest rates remain the same or fall during their term. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated interest rate, which usually is the final step-up rate of interest. You should instead consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other investment alternatives.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We, Jefferies or one or more of our respective affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, Jefferies or one or more of our respective affiliates may have in our or their proprietary account. We, Jefferies and our respective affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, Jefferies and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

In addition, the Bank will serve as calculation agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Notes Will Not Be Listed On Any Securities Exchange Or Any Inter-Dealer Quotation System; There May Be No Secondary Market For The Notes; Potential Illiquidity Of The Secondary Market; Holding Of The Notes By Jefferies Or Its Or Our Affiliates And Future Sales.

The Notes are most suitable for purchasing and holding to maturity or the Optional Redemption Date, as applicable. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Jefferies or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies or any of its affiliates are willing to transact. If none of Jefferies or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the principal amount of the Notes being offered may not be purchased by investors in the initial offering, and Jefferies or one or more of its or our affiliates may agree to purchase any unsold portion. Jefferies or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by Jefferies or its or our affiliates were to be offered for sale following this

PRS-6

offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured By Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

The Tax Treatment Of The Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Income Tax Considerations” in this pricing supplement.

PRS-7

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supersedes but is subject to the same qualifications and limitations as the discussion in the section called “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus.

There is no authority that specifically addresses the U.S. federal income tax treatment of an instrument such as the bail-inable debt securities. While the bail-inable debt securities should be treated as debt for U.S. federal income tax purposes, the Internal Revenue Service (the “IRS”) could assert an alternative tax treatment of the bail-in debt securities for U.S. federal income tax purposes, such as the bail-inable debt securities should be considered as equity. There can be no assurance that any alternative tax treatment, if successfully asserted by the IRS would not have adverse U.S. federal income tax consequences to a U.S. holder of the bail-inable debt securities. However, treatment of the bail-inable debt securities as equity for U.S. federal income tax purposes should not result in inclusions of income with respect to the bail-inable debt securities that are materially different than the U.S. federal income tax consequences if the bail-inable debt securities are treated as debt for U.S. federal income tax purposes.

If the bail-inable debt securities are characterized as debt for U.S. federal income tax purposes, the U.S. federal income tax consequences to a U.S. holder of the bail-inable debt securities would be as described below in “—Notes Treated as Contingent Payment Debt Instruments”.

If the bail-inable debt securities were characterized as equity for U.S. federal income tax purposes, the U.S. federal income tax consequences to a U.S. holder of the bail-in debt securities would be as described below in “—Notes Treated as Stock”.

It is unlikely that interest payments on the bail-inable debt securities that are treated as dividends for U.S. federal income tax purposes would be treated as “qualified dividend income” for U.S. federal income tax purposes. Amounts treated as dividends would be taxed at ordinary income tax rates if such dividends were not treated as qualified dividend income.

United States holders are urged to consult their tax advisors regarding the characterization of the bail-in debt securities as debt or equity for U.S. federal income tax purposes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Notes Treated as Contingent Payment Debt Instruments

If the Notes are treated as contingent payment debt instruments, interest payments on the Notes should be taxable to holders in accordance with their regular method of accounting. We intend to treat the Notes as not issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we exercise our right to redeem the Notes immediately before any scheduled interest rate increase. As a result, the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our actual intention to redeem or not to redeem the Notes at any time. If we do not redeem the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on such redemption date. This deemed reissuance should not give rise to taxable gain or loss to holders and the

PRS-8

Notes should not be treated as issued with OID because under the rules described above, the Notes should be deemed to be called on the next interest step-up date. The same analysis should apply to each subsequent interest step-up date.

Under this approach, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether we redeem the Notes). If, however, you use the accrual method of accounting and keep an applicable financial statement, you may be required to recognize income on the Notes before normal tax accrual.

Notes Treated as Stock

If the Notes are treated as stock, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. The Issuer will report periodic payments designated as interest, if any, as ordinary dividends to U.S. Holders that do not constitute qualified dividend income.

We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the Notes for U.S. federal income tax or other tax purposes.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus.

Non-U.S. Holders

We currently do not withhold on interest payments to non-U.S. holders in respect of instruments such as Notes. However, if we determine that there is a material risk that we will be required to withhold on any such payments, we may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to us an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material Income Tax Consequences—United States Taxation—U.S. Backup Withholding and Information Reporting” in the accompanying Prospectus.

PRS-9

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note or any common shares acquired on a bail-in conversion in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

For the purposes of the Canadian Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Notes

Interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

In the event that a Note held by a Non-Resident Holder is converted to common shares on a bail-in conversion, the amount (the “Excess Amount”), if any, by which the fair market value of the common shares received on the conversion exceeds the sum of: (i) price for which the Note was issued, and (ii) any amount that is paid in respect of accrued and unpaid interest at the time of the conversion (the “Conversion Interest”), may be deemed to be interest paid to the Non-Resident Holder. There is a risk that the Excess Amount (if any) and the Conversion Interest may be subject to Canadian non-resident withholding tax if: (i) all or any portion of such deemed interest is participating debt interest and (ii) in certain circumstances the Note is not considered to be an “excluded obligation” for the purposes of the Canadian Tax Act.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Common Shares Acquired on a Bail-in Conversion

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on common shares of the Issuer or of any affiliate of the Issuer that is a corporation resident or deemed to be resident in Canada will be subject to Canadian non-resident withholding tax of 25% but such rate may be reduced under the terms of an applicable income tax treaty.

PRS-10

Dispositions

A Non-Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of any common shares of the Issuer or of any affiliate that is a corporation resident or deemed to be resident in Canada unless the common shares constitute “taxable Canadian property” to the Non-Resident Holder for purposes of the Canadian Tax Act at the time of their disposition, and such Non-Resident Holder is not entitled to relief pursuant to the provisions of an applicable income tax treaty.

Generally, the common shares of the Issuer or of any such affiliate will not constitute taxable Canadian property to a Non-Resident Holder provided that they are listed on a designated stock exchange (which includes the TSX and NYSE) at the time of the disposition, unless, at any particular time during the 60- month period that ends at that time the following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the applicable issuer’s share capital and (ii) more than 50% of the fair market value of the common shares of such issuer was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) Canadian resource properties (as defined in the Canadian Tax Act), (c) timber resource properties (as defined in the Canadian Tax Act), and (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a common share of the Issuer or of any such affiliate may be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders whose common shares of the Issuer or of any such affiliate may constitute taxable Canadian property should consult their own tax advisers with respect their particular circumstances.

PRS-11

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, Jefferies will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Jefferies will purchase the Notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. Jefferies or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. Jefferies will receive a commission of $4.30 (0.43%) per $1,000 principal amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to CIBC” specified on the cover hereof reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date.

We will deliver the Notes against payment therefor in New York, New York on March 29, 2019, which is the third scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two Business Days before delivery will be required, by virtue of the fact that the Notes will settle in three Business Days (T + 3), to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the Notes.  In addition, Jefferies or any of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless Jefferies or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Jefferies in a market-making transaction.

While Jefferies may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.

PRS-12

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

PRS-13